

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

<u>**Via E-Mail**</u>
Gerald O'Reilly
President
Post Data, Inc.
10160-114 Street, Suite 403
Edmonton, AB T5K 2L2

   Re: **Post Data, Inc.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed June 28, 2011
      File No. 333-174433

Dear Mr. O'Reilly:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

"We May Continue To Lose Money, And If We Do Not Achieve Profitability, We May Not Be
Able To Continue Our Business," page 4

1. We note your response to comment six from our letter dated June 14, 2011 and the
    disclosure on page four that you require $50,000 to conduct your proposed operations
    for a minimum period of one year. However, on page 33 you indicate that Mr. O'Reilly
    has agreed to loan the company up to $10,000 for the first year and you believe that you
    can sustain your first year of operations if you are successful in raising $10,000 through
    this offering. Please revise to reconcile these statements.

2. We note your response to comment 15 from our letter dated June 14, 2011. Further
    expand your disclosure to make clear that Mr. O'Reilly is under no legal obligation to
    continue to lend the company $10,000 per month for expenses, including offering
    expenses, and if he decides to no longer lend the company money, the company has no
    other firm commitments for working capital.

"Reliance Upon One Individual as President, Treasurer, Secretary and Sole Director of the
Company May Restrict our Business Growth, or Result in Business Failure, page 8

3. We note your response to comment eight from our letter dated June 14, 2011. However,
    your response did not address whether Mr. O'Reilly has any potential conflicts of
    interest due to his involvement in other activities. Please tell us in your response letter
    whether there are any potential conflicts of interest, and if so, expand your disclosure to
    address.

    Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3367 or me at (202) 551-
3810 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director